Via Facsimile and U.S. Mail
Mail Stop 6010

February 7, 2008

Mr. Gregory P. Sargen
VP and Chief Financial Officer
Cambrex Corporation
One Medowlands Plaza
East Rutherford, NJ 07073

Re: Cambrex Corporation
Form 10-Q for the quarterly period ended September 30, 2007
Filed November 2, 2007
File No. 001-10638

Dear Mr. Sargen:

We have completed our review of your Form 10-Q and have no further comments at this time.

Sincerely,

Jim Atkinson
Accounting Branch Chief